As filed with the Securities and Exchange Commission on December 11, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OLIN CORPORATION

(Exact name of Registrant as specified in its charter)

Virginia	3350	13-1872319
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

190 Carondelet Plaza, Suite 1530

Clayton, MO 63105-3443

(314) 480-1400

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

George H. Pain, Esq.

Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, MO 63105-3443

(314) 480-1400

(Name, address, including zip code, and telephone number,

including area code, of agent for service for Registrant)

Copy to:

Kris F. Heinzelman, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza, 825 Eighth Avenue

New York, New York 10019

(212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(6) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2006

PROSPECTUS

OLIN CORPORATION

Offer to Exchange

6.75% Senior Notes Due 2016 For a Like Principal Amount of New 6.75% Senior Notes Due 2016

We are offering to exchange up to $124,983,000 aggregate principal amount of new 6.75% Senior Notes due 2016 (the “New Notes”), for a like principal amount of the outstanding 6.75% Senior Notes due 2016, which have certain transfer restrictions (the “Original Notes”). The New Notes will be free of the transfer restrictions that apply to the Original Notes that you currently hold, but will otherwise have substantially the same terms as the outstanding Original Notes. This offer will expire at 5:00 p.m., New York City time, on                     , 2007, unless we extend it. The New Notes will not trade on any established exchange.

Each broker-dealer that receives New Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for outstanding Original Notes where such outstanding Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 90 days after the expiration of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution”.

SEE “ RISK FACTORS” BEGINNING ON PAGE 7 TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated                     , 2007.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU AND THE DOCUMENTS SPECIFICALLY INCORPORATED BY REFERENCE HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Members of the public may read and copy any materials we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room maintained by the SEC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”) with respect to this exchange offer. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. The SEC allows us to “incorporate by reference” in this prospectus certain information we have filed with the SEC, which means:

•	the prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus;

•	documents incorporated by reference are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

We incorporate by reference the documents listed below, filed by Olin Corporation with the SEC under the Exchange Act:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 3, 2006;

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•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, filed with the SEC on May 4, 2006, August 2, 2006 and November 1, 2006, respectively;

•	our definitive proxy statement filed with the SEC on March 20, 2006; and

•	our current reports on Form 8-K, filed on March 3, 2006, March 17, 2006, April 28, 2006, May 1, 2006, June 26, 2006, June 27, 2006, July 10, 2006, July 11, 2006, July 12, 2006, July 25, 2006, July 28, 2006, July 31, 2006, September 5, 2006, October 27, 2006, and December 1, 2006, and Form 8-K/A filed on March 20, 2006, and July 12, 2006.

We also incorporate by reference all documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the expiration of the exchange offer, excluding any materials furnished pursuant to Item 2.02, 7.01 or 9.01 of Form 8-K to the extent they contain Regulation FD or Results of Operations and Financial Condition disclosure, unless otherwise indicated therein.

Information contained in documents that we file with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer contemplated hereby will supersede the information contained in or incorporated by reference in this prospectus to the extent such subsequently filed information is inconsistent with or conflicts with the information contained in or incorporated by reference in this prospectus on the date hereof.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s web site or at its facilities described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You can request a copy of the documents incorporated by reference in this prospectus and a copy of the indenture and other agreements referred to in this prospectus by requesting them in writing at the following address or by telephone from us at the following telephone number:

Larry Kromidas

Assistant Treasurer & Director, Investor Relations

Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, MO 63105

Telephone Number: (618) 258-3206

In order to obtain timely delivery of such copies, you must make such request no later than five business days (which will be                     , 2007) before the date on which you much act hereunder to participate in this exchange offer.

For further information with respect to us, we refer you to the registration statement, the exhibits filed as part of the registration statement, and the documents incorporated by reference in this prospectus.

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FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results and current expectations, estimates and projections about the markets and economy in which we and our various segments operate. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “estimate,” “project,” and variations of such words and similar expressions in this prospectus to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward looking-statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks, uncertainties and assumptions involved in our forward-looking statements include, but are not limited to the following:

•	sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by us such as automotive, electronics, coinage, telecommunications, ammunition, housing, vinyls and pulp and paper;

•	the cyclical nature of our operating results, particularly declines in average selling prices in the chlor alkali industry and the supply/demand balance for our products, including the impact of excess industry capacity or an imbalance in demand for our chlor alkali products;

•	economic and industry downturns that result in diminished product demand and excess manufacturing capacity in any of our segments and that, in many cases, result in lower selling prices and profits;

•	the effects of any declines in global equity markets on asset values and any declines in interest rates used to value the liabilities in our pension plan;

•	costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings;

•	effects of competition, including the migration by United States customers to low-cost foreign locations;

•	higher-than-expected raw material and energy or transportation and/or logistics costs;

•	the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards;

•	unexpected litigation outcomes;

•	an increase in our indebtedness or higher-than-expected interest rates, affecting our ability to generate sufficient cash flow for debt service;
•	extraordinary events, such as terrorist attacks or war with one or more countries; and
•	the impact of changes in laws and regulations.

All statements other than statements of historical facts included or incorporated by reference in this prospectus are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations, including those set forth under “Risk Factors,” are disclosed in this prospectus in conjunction with the forward-looking statements.

The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus, or the date of the document containing such statement and incorporated by reference herein, as applicable, and we do not have any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. As a result, it does not contain all of the information that you should consider before participating in this exchange offer. You should read this entire prospectus, especially the section entitled “Risk Factors” and all documents incorporated herein by reference. In this prospectus, unless the context otherwise requires, the term “notes” refers to both the Original Notes that are the subject of this exchange offer and the New Notes that will be issued in exchange for Original Notes in the exchange offer. As used in this prospectus, unless the context requires otherwise “Olin”, the “Company”, “we”, “us” and “our” means Olin Corporation and/or its predecessors and consolidated subsidiaries.

Our Company

Overview

Olin Corporation is a Virginia corporation, incorporated in 1892, having its principal executive offices in Clayton, Missouri. We are a manufacturer concentrated in three business segments: Chlor Alkali Products, Metals and Winchester®. Chlor Alkali Products manufactures and sells chlorine and caustic soda, sodium hydrosulfite, hydrochloric acid, hydrogen, bleach products and potassium hydroxide, which represented 26% of 2005 sales. Metals products, which represented 59% of 2005 sales, include copper and copper alloy sheet, strip, foil, rod, welded tube, fabricated parts and stainless steel and aluminum strip. Winchester products, which represented 15% of 2005 sales, include sporting ammunition, canister powder, reloading components, small caliber military ammunition and components and industrial cartridges. For the year ended December 31, 2005, we had $2.4 billion of total sales and $133.3 million of net income. Our common stock is listed and traded on The New York Stock Exchange, Chicago Stock Exchange and NYSE Arca under the symbol “OLN.”

Our address

Our principal executive offices are located at 190 Carondelet Plaza, Suite 1530, Clayton, MO 63105. Our telephone number is (314) 480-1400.

Summary of the Terms of the Exchange Offer

Background

On July 28, 2006, we completed a private exchange offer of $124,983,000 of the Original Notes. In connection with that private exchange offer, we entered into a registration rights agreement for the Original Notes in which we agreed to, among other things, complete a registered exchange offer for the Original Notes. The registration rights agreement requires us to use our reasonable best efforts to cause this exchange offer to be registered under the Securities Act by January 24, 2007 and for us to complete this exchange offer by February 23, 2007. In the event this exchange offer is not registered or completed by such dates, we will be required to pay additional interest with respect to the Original Notes until the exchange offer is registered or the exchange offer is completed, as the case may be.

The Exchange Offer

We are offering to exchange our New Notes for a like principal amount of our outstanding Original Notes. Original Notes may only be tendered in integral multiples of $1,000 principal amount. See “The Exchange Offer — Terms of the Exchange”.

Resale of New Notes

Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that the New Notes issued pursuant to the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the New Notes in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of the New Notes; and

•	you are not our “affiliate” as defined under Rule 405 of the Securities Act.

We do not intend to apply for listing of the New Notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market. Each participating broker-dealer that receives New Notes for its own account pursuant to the exchange offer in exchange for Original Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. See “Plan of Distribution”.

Consequences If You Do Not Exchange Your Original Notes

Original Notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such Original Notes:

•	except pursuant to an exemption from the requirements of the Securities Act; or

•	unless the Original Notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the Original Notes, except for some limited exceptions. See “Risk Factors — If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid”.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2007, unless we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Amendments”.

Exchange Date; Issuance of New Notes

The date of acceptance for exchange of each series of Original Notes is the exchange date, which will be the first business day following the expiration date of the exchange offer. We will issue New Notes in exchange for Original Notes tendered and accepted in the exchange offer promptly following the exchange date. See “The Exchange Offer — Terms of the Exchange”.

Certain Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer”.

Special Procedures for Beneficial Holders

If you beneficially own Original Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact such registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable time. See “Exchange Offer — Procedures for Tendering”.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the exchange offer expires. See “Exchange Offer — Withdrawal of Tenders”.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer — Accounting Treatment”.

Certain Tax Consequences	The exchange pursuant to the exchange offer will not be a taxable event for U.S. Federal income tax purposes. See “U.S. Federal Income Tax Consequences”.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of New Notes in connection with the exchange offer. See “Use of Proceeds”.

Exchange Agent	Global Bondholder Services Corporation is serving as exchange agent in connection with the exchange offer. See “Exchange Offer — Exchange Agent”.

Summary of the Terms of the Notes

Other than the obligations to conduct an Exchange Offer, the New Notes will have the same financial terms and covenants as the Original Notes, which are as follows:

Issuers	Olin Corporation.
Securities	$124,983,000 aggregate principal amount of 6.75% Senior Notes due 2016, referred to herein as the New Notes.

Maturity	The New Notes will mature on June 15, 2016.

Interest Payment Dates	We will pay interest on the New Notes on June 15 and December 15 of each year, beginning June 15, 2007, and ending on the maturity date.

Optional Redemption	We may redeem the New Notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the New Notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the New Notes being redeemed from the redemption date to the maturity date discounted to the date of the redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus 30 basis points.

We will also pay the accrued and unpaid interest on the New Notes to the redemption date.

Ranking	The New Notes will be senior unsecured obligations of our Company and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Restrictive Covenants

The indenture governing the New Notes contains a limitation on our ability to incur or guarantee indebtedness that is secured by a mortgage on any of our principal properties in certain circumstances. The indenture also limits our ability to conduct certain sale and leaseback transactions with respect to our principal properties. In addition, if a Change of Control Repurchase Event occurs, we will be required to make an offer to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest. See “Description of New Notes—Certain Covenants with Respect to the New Notes”.

Risk Factors	See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Absence of a Public Market

The New Notes will generally be freely transferable but will be a new issue of securities for which there is currently no established market. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes.

Further Issuances

We may create and issue further notes ranking equally and ratably with the New Notes offered by this prospectus in all respects, so that such further notes will be consolidated and form a single series with the New Notes offered by this prospectus and will have the same terms as to status, redemption or otherwise.

For a more complete description of the notes, see “Description of the Notes.”

RISK FACTORS

In considering whether to participate in this Exchange Offer, you should carefully consider all of the information we have included and incorporated by reference in this prospectus. In particular, you should carefully consider the Risk Factors described below before making a decision to participate in this exchange offer.

Risk Factors Relating to Our Business

Sensitivity to Global Economic Conditions and Cyclicality—Our operating results could be negatively affected during economic downturns.

The business of most of our customers, particularly our vinyl, urethanes, pulp and paper, automotive, coinage, electrical connectors, telecommunications and housing customers, are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in some cases, lower average selling prices. Therefore, any significant downturn in our customers’ businesses or in global economic conditions could result in a reduction in demand for our products and could adversely affect our results of operations or financial condition. As a result of the depressed economic conditions beginning in the fourth quarter of 2000 and continuing through the first half of 2002, our vinyls, urethanes and pulp and paper customers had lower demand for our chlor alkali products. During the period 2000-2003, demand for Chlor Alkali products was low enough to lead to plant shutdowns within the industry and about 12% of capacity was removed from North American production. When demand improved in early 2004, the operating rates increased to the mid to high 90% range, resulting in a tight supply/demand balance which has resulted in increasing pricing. Lower demand in our Metals segment has adversely affected our business and results of operations since 2001. The rod industry has been negatively affected by customers’ migration to lower-cost, offshore locations and by continued reductions in capital spending in the industrial machinery segment and reduced demand for building and household products as a result of declines in commercial construction. In 2005, Metals U.S. demand was down approximately 8% from 2004. Metals demand in the automotive and building products segments were down in 2005, while ammunition, coinage and electronics market segment shipments all experienced increases over 2004.

Although we do not generally sell a large percentage of our products directly to customers abroad, a large part of our financial performance is dependent upon a healthy economy beyond the United States. Our customers sell their products abroad. As a result, our business is affected by general economic conditions and other factors in Western Europe and most of East Asia, particularly China and Japan, including fluctuations in interest rates, customer demand, labor costs and other factors beyond our control. The demand for our customers’ products, and therefore, our products, is directly affected by such fluctuations. In addition, our customers could decide to move some or all of their production to lower cost, offshore locations and this could reduce demand in the United States for our products. We cannot assure you that events having an adverse effect on the industries in which we operate will not occur or continue, such as a further downturn in the Western European, Asian or world economies, increases in interest rates, unfavorable currency fluctuations or a prolonged slowdown in the coinage, electronic or telecommunications industries.

Cyclical Pricing Pressure—Our profitability could be reduced by declines in average selling prices of our products, particularly declines in the ECU netback for chlorine and caustic.

Our historical operating results reflect the cyclical and sometimes volatile nature of the chemical, metals and ammunition industries. We experience cycles of fluctuating supply and demand in each of our business segments, particularly in Chlor Alkali Products, which results in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increased capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. The industry build cycle, and its impact on industry pricing, has been most pronounced in our Chlor Alkali Products segment. For example, in 1995 and 1996, the chlor alkali industry was very profitable due to a tight supply/demand balance, which resulted in both higher operating rates and higher ECU prices. Higher profits led to reinvestment to expand capacity. This new capacity became operational in 1998 and 1999, resulting in industry over-capacity. This imbalance was exacerbated by falling demand as a result of the Asian financial crisis. The supply/demand imbalance resulted in both lower operating rates and lower ECU prices, and in 1999, many chlor alkali producers had operating losses. The supply/demand balance improved due to improved economic conditions in 2000 compared to 1999, and ECU prices increased in 2000 compared to 1999. As the U.S. and world economies deteriorated in 2001 and through the first half of 2002, the chlor alkali industry again experienced a period of oversupply because of lower industry demand for both chlorine and caustic. During the 2000 to 2003 timeframe, about 12% of North American production was shut down which caused operating rates to improve without much improvement in demand. In late 2003 and early 2004, chlorine demand began to strengthen and operating rates increased to the mid to high 90% range. Caustic demand began to strengthen by mid year 2004 and supplies of both products have been tight since that time. This has resulted in price increase initiatives over the last 18 months. We believe that with supply and demand in balance, and no new capacity anticipated to be available in the next couple of years, 2005/2006 may be the cycle peak for the Chlor Alkali Industry. Another factor impacting demand for chlorine and caustic soda is the price of natural gas. Higher natural gas prices, which at times during 2005 exceeded $10 per million British thermal units, increase our customers’ manufacturing costs, and depending on the ratio of crude oil to gas prices, could make them less competitive in world markets and, therefore, may result in reduced demand for our products.

Price in the chlor alkali industry is a major supplier selection criterion. We have little or no ability to influence prices in this large commodity market. Decreases in the average selling prices of our products could have a material adverse effect on our profitability. For example, assuming all other costs remain constant and internal consumption remains approximately the same, a $10 per ECU selling price change equates to an approximate $11 million annual change in our revenues and pretax profit when we are operating at full capacity. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products, and by controlling transportation, selling and administration expenses, we cannot assure you that these efforts will be sufficient to offset fully the effect of changes in pricing on operating results.

Because of the cyclical nature of our businesses, we cannot assure you that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results. We cannot assure you that the chlor alkali industry will not experience adverse trends in the future, or that our operating results and/or financial condition will not be adversely affected by them.

Our Metals and Winchester segments are also subject to changes in operating results as a result of cyclical pricing pressures, but to a lesser extent than the Chlor Alkali Products segment. We generally pass changes in prices for copper and other metals along to our customers as part of the negotiated price of the finished product in most of our Metals segment product lines. However, our Metals segment experiences pricing pressure with respect to its conversion charges, and we cannot assure you that adverse trends in pricing and margins will not affect operating results in the future. Changes in global supply/demand for copper and copper alloys may affect our ability to obtain raw materials under reasonable terms and conditions which may materially adversely affect our operating results. Similarly, selling prices of ammunition are affected by changes in raw material costs and availability and customer demand, and declines in average selling prices of our Winchester segment could adversely affect our profitability.

Imbalance in Demand for Our Chlor Alkali Products—A loss of a substantial customer for our chlorine or caustic soda could cause an imbalance in demand for these products, which could have an adverse effect on our results of operations.

Chlorine and caustic soda are produced simultaneously and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda. The loss of a substantial chlorine or caustic soda customer could cause an imbalance in demand for our chlorine and caustic soda products. An imbalance in demand may require us to reduce production of both chlorine and caustic soda or take other steps to correct the imbalance. Since we cannot store chlorine, we may not be able to respond to an imbalance in demand for these products as quickly or efficiently as some of our competitors. If a substantial imbalance occurred, we would need to reduce prices or take other actions that could have a negative impact on our results of operations and financial condition.

Pension Plans—The impact of declines in global equity markets on asset values and any declines in interest rates used to value the liabilities in our pension plan may result in higher pension costs and the need to fund the pension plan in future years in material amounts.

Under Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” we recorded non-cash after-tax charges of $29.2 million ($47.8 million pretax) and $23.7 million ($38.8 million pretax) to Shareholders’ Equity as of December 31, 2005 and December 31, 2004, respectively. These charges reflect an accumulated benefit obligation in excess of the year-end market value of assets of our pension plan. In 2005, the cost impact of plan changes and the adverse effect of lower interest rates more than offset the increase in the value of plan assets and in 2004, the adverse impact of lower interest rates more than offset the increase in plan assets, which necessitated the recording of these after-tax charges to shareholders’ equity. These are non-cash charges and do not affect our ability to borrow under our revolving credit agreement.

The determinations of pension expense and pension funding are based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs and additional financial statement disclosure and accelerate and increase the need to fund the pension plan. During the third quarter of 2006, the “Pension Protection Act of 2006” became law. Among the stated objectives of the law is the protection of both pension beneficiaries and the financial health of the Pension Benefit Guaranty Corporation by requiring sponsors to fund defined benefit pension plans faster. We are assessing the impact of this law on us.

In addition, the impact of declines in global equity and bond markets on asset values may result in higher pension costs and may increase and accelerate the need to fund the pension in future years. For example, holding all other assumptions constant, a one hundred basis point decrease or increase in the assumed rate of return on plan assets would have increased or decreased, respectively, the 2005 pension cost by approximately $12.9 million.

Holding all other assumptions constant, a 50 basis point decrease or increase in the discount rate used to calculate pension costs for 2005 would have increased or decreased pension costs by $5.2 million and $6.3 million, respectively. The same 50 basis point increase or decrease in the discount rate would have decreased or increased the accumulated benefit obligation by $84.0 million as of December 31, 2005.

Environmental Costs—We have ongoing environmental costs, which could have a material adverse effect on our financial position or results of operations.

The nature of our operations and products, including the raw materials we handle, exposes us to the risk of liabilities or claims with respect to environmental matters. We have incurred, and expect to incur, significant costs and capital expenditures in complying with environmental laws and regulations.

The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. One liable party could be held responsible for all costs at a site, regardless of fault, percentage of contribution to the site or the legality of the original disposal. We could incur significant costs, including cleanup costs, natural resources damages, civil or criminal fines and sanctions and third-party lawsuits claiming, for example, personal injury and/or property damage, as a result of past or future violations of, or liabilities under, environmental or other laws.

In addition, future events, such as changes to or more rigorous enforcement of environmental laws, could require us to make additional expenditures, modify or curtail our operations and/or install pollution control equipment.

Accordingly, it is possible that some of the matters in which we are involved or may become involved may be resolved unfavorably to us, which could materially adversely affect our financial position or results of operations.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters” in our Annual Report on 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

Cost Control—Our profitability could be reduced if we experience higher-than-expected raw material, utility, transportation or logistics costs, or if we fail to achieve our targeted cost reductions.

Our operating results and profitability are dependent upon our continued ability to control, and in some cases further reduce, our costs. If we are unable to do so, or if costs outside of our control, particularly our costs of raw materials, utilities, transportation and similar costs, increase beyond anticipated levels, our profitability will decline.

Production Hazards—Our facilities are subject to operating hazards, which may disrupt our business.

We are dependent upon the continued safe operation of our production facilities. Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products and ammunition, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unexpected utility disruptions or outages, unscheduled downtime and environmental hazards. From time to time in the past, we have had incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries and fatalities. Some of our products involve the manufacture and/or handling of a variety of explosive and flammable materials. Use of these products by our customers could also result in liability if an explosion, fire, spill or other accident were to occur. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

Litigation and Claims—We are subject to litigation and other claims, which could cause us to incur significant expenses.

We are a defendant in a number of pending legal proceedings relating to our present and former operations. These include proceedings alleging injurious exposure of plaintiffs to various chemicals and other substances (including proceedings based on alleged exposures to asbestos). Frequently, such proceedings involve claims made by numerous plaintiffs against many defendants. Because of the inherent uncertainties of litigation, we are unable to predict the outcome of these proceedings and therefore cannot determine whether the financial impact, if any, will be material to our financial position or results of operations.

Indebtedness—Our indebtedness could adversely affect our financial condition and limit our ability to grow and compete, which could prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of September 30, 2006, we had $254.2 million of indebtedness outstanding, including $3.9 million representing the fair value related to $101.6 million of interest rate swaps in effect at September 30, 2006 and excluding our guarantee of $73.1 million of indebtedness of our SunBelt joint venture. This does not include our $160 million senior credit facility on which we had $120.2 million available on that date because we had issued $39.8 million of letters of credit. As of September 30, 2006, our indebtedness represented 32% of our total capitalization.

Our indebtedness could adversely affect our financial condition and limit our ability to grow and compete, which in turn could prevent us from fulfilling our obligations under our indebtedness. Despite our level of indebtedness, the terms of our senior credit facility and our existing indentures permit us to borrow additional money. If we borrow more money, the risks related to our indebtedness could increase significantly.

Debt Service—We may not be able to generate sufficient cash to service our debt, which may require us to refinance our indebtedness or default on our scheduled debt payments.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control. We cannot assure you that our business will generate sufficient cash flow from operations. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

At September 30, 2006, we had interest rate swaps of $101.6 million, which convert a portion of our fixed rate debt to a variable rate. As a result, 41% of our indebtedness bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, our costs relative to those obligations would also rise. See “Quantitative and Qualitative Disclosures About Market Risk” in our Quarterly Report on 10-Q for the quarterly period ended September 30, 2006, and “Liquidity and Other Financing Arrangements” in our Annual Report on 10-K for the year ended December 31, 2005, both of which are incorporated by reference in this prospectus.

Labor Matters—We cannot assure you that we can conclude future labor contracts or any other labor agreements without work stoppages.

Various labor unions represent a majority of our hourly-paid employees for collective bargaining purposes. While we believe our relations with our employees and their various representatives are generally satisfactory, we cannot assure that we can conclude future labor contracts or any other labor agreements without work stoppages and cannot assure that any work stoppages will not have a material adverse effect on our business, financial condition or results of operations.

Security and Chemicals Transportation—New regulations on the transportation of hazardous chemicals and/or the security of chemical manufacturing facilities and public policy changes related to transportation safety could result in significantly higher operating costs.

The chemical industry, including the chlor alkali industry, has proactively responded to the issues surrounding the events of September 11, 2001 by starting new initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the United States. Simultaneously, government at the local, state, and federal levels has begun the regulatory process which could lead to new regulations that would impact the security of chemical plant locations and the transportation of hazardous chemicals. Our Chlor Alkali business could be adversely impacted because of an incident at one of our facilities or an incident while transporting product or the cost of complying with new regulations. The extent of the impact would depend on the consequences of an incident and the nature and direction of future regulations, which are unknown at this time.

Risk Factors Relating to the New Notes and the Exchange Offer

If an active trading market does not develop for the New Notes you may not be able to resell them.

Currently, there is no public market for the New Notes. If no active trading market develops, you may not be able to resell the New Notes at their fair market value or at all. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation through Nasdaq.

The liquidity of any market for the New Notes will depend upon various factors, including:

•	the number of holders of the New Notes;

•	the interest of securities dealers in making a market for the New Notes;

•	our financial performance or prospects; and

•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that a market or liquidity will develop for the New Notes.

If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.

Original Notes that you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue New Notes in exchange for the Original Notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer — Procedures for Tendering”. Such procedures and conditions include timely receipt by the exchange agent of such Original Notes and of a properly completed and duly executed letter of transmittal. Because we anticipate that most holders of Original Notes will elect to exchange such Original Notes, we expect that the liquidity of the market for the Original Notes remaining after the completion of the exchange offer will be substantially limited. Any Original Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the Original Notes outstanding. Following the exchange offer, if you did not tender your Original Notes you generally will not have any further registration rights, and such Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

The Notes are senior unsecured obligations of Olin Corporation and do not have the benefit of any collateral or subsidiary guarantees.

The New Notes, like the Original Notes, are senior unsecured obligations of Olin Corporation, and the holders of the Notes do not have the benefit of any collateral or any guarantees from any subsidiary of Olin Corporation. Although the Notes have the benefit of a negative pledge covenant in the Indenture, we could incur a significant amount of indebtedness in the future that could be secured by some or all of our assets. In addition, the Indenture does not restrict our subsidiaries from incurring or guaranteeing indebtedness. To the extent we incur any secured indebtedness in the future, the holders of such secured indebtedness will have a prior claim to the assets subject to the security interest. To the extent our subsidiaries incur any indebtedness or other liabilities, including entering into any guarantees of indebtedness, claims of holders of the Notes will be structurally subordinated to the claims of the creditors of those subsidiaries. All obligations of our subsidiaries will have to be satisfied before any of the assets of our subsidiaries would be available for distribution, upon liquidation or otherwise, to Olin Corporation or creditors of Olin Corporation, including the holders of the Notes.

We may not be able to repurchase Notes upon a Change of Control Repurchase Event.

The Indenture requires us to offer to repurchase Notes when certain change of control events occur. If a Change of Control Repurchase Event occurs, holders of the Notes will have the right to require us to repurchase their Notes at a purchase price equal to 101% of the principal amount of their Notes plus accrued and unpaid interest, if any. In a Change of Control Repurchase Event occurs and we are required to repurchase Notes, we may not have sufficient financial resources to satisfy all of our obligations the repurchase of the Notes and any other obligations that may need to be discharged at the same time. In addition, the definition of Change of Control Repurchase Event includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain. See “Description of the Notes—Certain Covenants with respect to the Notes”.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the Original Notes. We will not receive any cash proceeds from the issuance of the New Notes in the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive the Original Notes in like principal amount. The Original Notes surrendered and exchanged for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness. The Original Notes were issued in exchange for $125 million of our outstanding 9.125% Notes due 2011, which Notes were retired. We did not receive any cash proceeds in connection with that exchange.

RATIO OF E ARNINGS TO FIXED CHARGES

The following table sets forth our unaudited consolidated ratios of earnings to fixed charges on a historical basis:

Year Ended December 31,
2005	2004	2003	2002	2001
7.3x	3.4x	—	—	—

We computed the ratio of earnings to fixed charges by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of debt expense and that portion of rental expense representative of interest. Income (loss) before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $3 million, $27 million, and $13 million for the years ended December 31, 2003, 2002, and 2001, respectively.

THE EXC HANGE OFFER

Purpose of the Exchange Offer

In connection with the exchange of the Original Notes, we entered into a registration rights agreement for the Original Notes with the dealer managers, under which we agreed to file and to use our reasonable efforts to have declared effective an exchange offer registration statement under the Securities Act and to consummate the exchange offer.

We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of New Notes, but not a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act, who exchanges Original Notes for New Notes in the exchange offer, generally may offer the New Notes for resale, sell the New Notes and otherwise transfer the New Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the New Notes only if the holder acquires the New Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the New Notes.

Any holder of the Original Notes using the exchange offer to participate in a distribution of New Notes cannot rely on the no-action letters referred to above. A broker-dealer that acquired Original Notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of not less than 90 days after the expiration date for the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any such resale. See “Plan of Distribution”.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of New Notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the exchange offer or the acceptance of tenders would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The date of acceptance for exchange of the Original Notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this prospectus). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $124,983,000 of the New Notes for a like principal amount of the outstanding Original Notes tendered and accepted in connection with the exchange offer. The New Notes issued in connection with the exchange offer will be delivered promptly following the exchange date. Holders may tender some or all of their Original Notes in connection with the exchange offer, but only in $1,000 increments of principal amount at maturity.

The terms of the New Notes will be identical in all material respects to the terms of the respective Original Notes, except that the New Notes will have been registered under the Securities Act and are issued free from any covenant regarding registration. The New Notes will evidence the same debt as the Original Notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the Original Notes being exchanged. As of the date of this prospectus, $124,983,000 in aggregate principal amount of the Original Notes are outstanding.

In connection with the issuance of the Original Notes, we have arranged for the Original Notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company (“DTC”), acting as depositary. The New Notes will be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, but, subject to certain limited exceptions, will not be entitled to any registration rights under the applicable registration rights agreement. See “— Consequences of Failures to Properly Tender Original Notes in the Exchange Offer”.

We shall be considered to have accepted validly tendered Original Notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Notes, without expense, to the tendering holder promptly after the expiration date.

Holders who tender Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Original Notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses”.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on             , 2007, unless extended by us in our sole discretion (but in no event to a date later than             , 2007), in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•	to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency or other public announcement in a manner compliant with Rule 14e-1(d) of the Exchange Act.

If we terminate the exchange offer, we promptly will pay the consideration offered, or return any Original Notes deposited, pursuant to the exchange offer.

Interest on the New Notes

Interest on the New Notes will accrue at a per annum rate of 6.75% from the most recent date to which interest on the Original Notes has been paid.

Interest on the notes will be paid semiannually to holders of record at the close of business on June 1 and December 1 immediately preceding the interest payment date on June 15 and December 15 of each year, commencing on June 15, 2007.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange New Notes for, any Original Notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the Original Notes, if prior to the expiration date:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

•	any law, statute, rule or regulation is proposed, adopted or enacted, which in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	extend the exchange offer and retain all Original Notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these Original Notes (see “Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

Procedures For Tendering

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the Original Notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account. Although delivery of Original Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or facsimile), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its address set forth under the caption “Exchange Agent” below, prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder of Original Notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of Original Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering such beneficial owner’s Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on letters of transmittal or notices of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Original Notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that a signature on a letter or transmittal or a notice of withdrawal is required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution”.

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes, the Original Notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any Original Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Original Notes in our sole discretion. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular Original Notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of Original Notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of Original Notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth above under the caption “Conditions to the Exchange Offer”, to terminate the exchange offer. By tendering, each holder represents to us, among other things, that:

•	the New Notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the New Notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

•	neither the holder nor any such other person is our “affiliate” (as defined in Rule 405 under the Securities Act).

If the holder is a broker-dealer which will receive New Notes for its own account in exchange for Original Notes, it will acknowledge that it acquired such Original Notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution”.

Guaranteed Delivery Procedures

A holder who wishes to tender its Original Notes and:

•	whose Original Notes are not immediately available;

•	who cannot deliver the holder’s Original Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date;

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(i)	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

(ii)	the name and address of the holder, and

(iii)	the certificate number(s) of the Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificate(s) representing the Original Notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered Original Notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Original Notes in connection with the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the Original Notes to be withdrawn;

•	identify the Original Notes to be withdrawn (including the certificate number(s) and principal amount of such Original Notes);

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Original Notes into the name of the person withdrawing the tender; and

•	specify the name in which any such Original Notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices of withdrawal. Any Original Notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no New Notes will be issued unless the Original Notes withdrawn are validly re-tendered. Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be re-tendered by following one of the procedures described above under the caption “Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

Global Bondholder Services Corporation has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent at its offices at Global Bondholder Services Corporation — 65 Broadway, Suite 723, New York, New York 10006, Attention: Corporate Actions. The exchange agent’s telephone number is (212) 430-3774 and facsimile number is (212) 624-0294.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and certain accounting and legal fees.

Holders who tender their Original Notes for exchange will not be obligated to pay transfer taxes. However, if:

•	New Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes tendered; or

•	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the exchange offer;

then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Original Notes in the Exchange Offer

Issuance of the New Notes in exchange for the Original Notes in the exchange offer will be made only after timely receipt by the exchange agent of such Original Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Original Notes for exchange. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the applicable registration rights agreement will terminate. In the event the exchange offer is completed, we will not be required to register the remaining Original Notes. Remaining Original Notes will continue to be subject to the following restrictions on transfer:

•	the remaining Original Notes may be resold only (i) if registered pursuant to the Securities Act, (ii) if an exemption from registration is available, or (iii) if neither such registration nor such exemption is required by law; and

•	the remaining Original Notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in connection with the exchange offer, any trading market for remaining Original Notes could be adversely affected. See “Risk Factors — Risks Relating to the New Notes and the Exchange Offer — If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid”.

DESCRIPTION O F THE NOTES

General

The Original Notes were issued and the New Notes will be issued under the indenture dated as of June 26, 2006 among us and JPMorgan Chase Bank, N.A., as Trustee (the “Original Indenture”), and the supplemental indenture dated as of July 28, 2006 among us and JPMorgan Chase Bank, N.A., as Trustee (the “Supplemental Indenture”, and together with the Original Indenture, the “Indenture”), copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. The Indenture provides for the issuance of debt securities at various times and in various series without limitation in amount.

The following summary of the material provisions of the indenture and the New Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms in the indenture. For purposes of this section, unless the context otherwise requires, the term “Notes” refers to both the Original Notes and the New Notes that will be issued in exchange for Original Notes in the exchange offer and the term “we” means Olin Corporation, the obligor under the Notes. The Original Notes and the New Notes will be treated as one series of debt securities under the Indenture.

General

The New Notes are our unsecured senior obligations and rank equally with all of our other unsecured senior indebtedness. The New Notes consist of $124,983,000 million aggregate principal amount of 6.75% senior notes due June 15, 2016.

Interest on the New Notes will accrue at a per annum rate of 6.75% from the most recent date to which interest on the Original Notes has been paid or, if no interest has been paid, from July 28, 2006. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The New Notes will be issued only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 above that amount.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the Notes, increase the principal amount of any series of debt securities under the Indenture (including the Notes) and issue such increased principal amount (or any portion thereof), in which case any additional debt securities so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the debt securities of such series previously issued, and such additional debt securities will form a single series with the debt securities of such series, including for voting purposes.

Optional Redemption

We may redeem the Notes in whole at any time or in part from time to time, at our option, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

1)	100% of the principal amount of the Notes, and

2)	the present value of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus 30 basis points, plus, in each case, accrued interest on the Notes to the redemption date.

In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions of the Notes called for redemption and those Notes will cease to be outstanding.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. “Independent Investment Banker” means Banc of America Securities LLC and/or Citigroup Global Markets Inc.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Reference Treasury Dealer” means Banc of America Securities LLC and Citigroup Global Markets Inc. and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

We will mail a notice of redemption to each holder of Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

Satisfaction and Discharge of the Indenture and Defeasance

The Indenture will be discharged upon cancellation of all the notes issued thereunder or, with certain limitations, upon deposit with the respective trustee of funds sufficient for the payment or redemption thereof.

In addition, the Indenture provides that we, at our option:

1)	will be discharged from any and all obligations in respect of the debt securities of a series, except for certain obligations to register the transfer or exchange of such debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust or

2)	need not comply with certain restrictive covenants of such indenture applicable to such series of debt securities, including, in the case of the Notes, those described under “—Certain Covenants with Respect to the Notes,”

in each case if we deposit, in trust with the trustee or the Defeasance Agent, as defined in the Indenture, money or U.S. Government Obligations, as defined in the Indenture, or any combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal, including any mandatory sinking fund payments, of, and interest and premium, if any, on, the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities. To exercise any such option, we are required to deliver to the trustee and the Defeasance Agent, if any, an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such debt securities to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause (a) of this paragraph, such opinion shall be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service.

Certain Covenants with Respect to the Notes

Certain Definitions Applicable to Covenants

“Attributable Debt” means, as of any particular time, the present value, discounted at a rate per year equal to the weighted average of the interest rate of the Notes, compounded semi-annually, of the obligation of a lessee for rental payments, not including amounts payable by the lessee for maintenance, property taxes and insurance, due during the remaining term of any lease, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly owned Subsidiaries;

2)	the adoption of a plan relating to our liquidation or dissolution;

3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly owned Subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares; or

4)	the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a Change of Control if (1) pursuant to such transaction we become a wholly owned Subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Consolidated Net Tangible Assets” means the total amount of assets after deducting therefrom:

1)	all current liabilities, excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

2)	unamortized Debt discount and expense, goodwill, trademarks, brand names, patents and other intangible assets, all as shown on our latest audited consolidated financial statements at the time of the determination.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

1)	was a member of such Board of Directors on the first date that any of the Notes were issued; or

2)	was nominated for election or elected to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board at the time of such nomination or election.

“Debt” means any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed, issued, assumed or guaranteed by us.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means any mortgage, lien, pledge or other encumbrance issued, assumed or guaranteed by us.

“Principal Property” means any of our properties or plants or the properties or plants of any Restricted Subsidiary primarily used for the manufacture of products and located within the United States or its territories or possessions, except any such property or plant which our board of directors by resolution declares is not of material importance to the total business conducted by us and our Subsidiaries as an entity.

“Rating Agency” means:

1)	each of Moody’s and S&P; and

2)	if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Restricted Subsidiary” means:

1)	any Subsidiary which owns or leases, directly or indirectly, a Principal Property; and

2)	any Subsidiary which owns, directly or indirectly, any stock or indebtedness of a Restricted Subsidiary;

except that a Restricted Subsidiary shall not include:

1)	any Subsidiary engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company or

2)	any Subsidiary:

•	which conducts substantially all of its business outside the United States and its territories and possessions; or

•	the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States and its territories and possessions.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Subsidiary” means any corporation, association or other business entity of which more than 50%, by number of votes, of the Voting Stock is at the time directly or indirectly owned by us.

“Voting Stock” of a person means all classes of Capital Stock of such person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors (or persons performing similar functions)

Restrictions on Liens. (a) Neither we nor any Restricted Subsidiary will issue, assume or guarantee any Debt secured by a Mortgage upon any Principal Property or upon any shares of stock of any Restricted Subsidiary without effectively providing that the Notes, together with, if we so determine, any other indebtedness or obligation then existing or thereafter created, ranking equally with or prior to the Notes, shall be secured equally and ratably with, or, at our option, prior to, such Debt so long as such Debt shall be so secured, except that this restriction will not apply to:

1)	Mortgages existing on the date of the Indenture;

2)	Mortgages affecting property of a corporation existing at the time it becomes a Restricted Subsidiary or at the time it is merged into or consolidated with us or a Restricted Subsidiary;

3)	Mortgages:

•	on property existing at the time of acquisition thereof,

•	to secure payment of all or part of the purchase price thereof,

•	to secure Debt incurred prior to, at the time of or within 24 months after such acquisition for the purpose of financing all or part of the purchase price thereof; or

•	assumed or incurred in connection with the acquisition of property;

4)	Mortgages on property to secure all or part of the cost of repairing, altering, constructing, improving, exploring, drilling or developing such property, or to secure Debt incurred to provide funds for such purpose;

5)	Mortgages in connection with non-recourse Debt;

6)	Mortgages on current assets or other personal property, other than shares of stock or indebtedness of Subsidiaries, to secure loans maturing not more than one year from the date of the creation thereof or to secure any renewal thereof for not more than one year at any one time;

7)	Mortgages which secure indebtedness owing by a Restricted Subsidiary to us or another Subsidiary;

8)	Mortgages on property of any Restricted Subsidiary principally engaged in a financing or leasing business;

9)	Mortgages which do not in the aggregate materially detract from the value of the property or assets affected thereby or materially impair the use of such property or assets in the operation of its business; and

10)	any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any Mortgage referred to in the foregoing or of any Debt secured thereby, provided that the principal amount of Debt secured thereby shall not, with respect to Mortgages referred to in clauses (1) through (4) above, exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement Mortgage shall be limited to all or part of substantially the same property which secured the Mortgage extended, renewed or replaced, plus improvements on such property.

(b) Notwithstanding the above provisions, we and any one or more Restricted Subsidiaries may, without securing the Notes, issue, assume or guarantee Debt secured by Mortgages which would not be permitted by the immediately preceding paragraph in an aggregate amount which, together with:

1)	the aggregate principal amount of all of our other Debt and Debt of our Restricted Subsidiaries that would not be permitted under the immediately preceding paragraph; and

2)	the Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under this covenant or the proceeds of which have been applied in accordance with clause (a)(2) of the covenant described below under “—Limitation on Sale and Lease-Back Transactions” to the retirement of long-term indebtedness)

does not at the time exceed 10% of Consolidated Net Tangible Assets.

(c) For purposes of this covenant and the covenant described below under “—Limitation on Sale and Lease-Back Transactions”, the following are not considered Debt secured by a Mortgage:

1)	the sale or other transfer of any interest in property of the character commonly referred to as a “production payment”; and

2)	Mortgages in favor of governmental bodies to secure advance, progress or other payments pursuant to any contract or statute or indebtedness incurred for the purpose of financing the purchase price or cost of constructing or improving the property subject thereto to such Mortgage.

Limitation on Sale and Lease-Back Transactions. (a) We will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property, except for temporary leases for terms of not more than three years or between us or a Subsidiary and a Restricted Subsidiary, title to which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person (such transaction, a “Sale and Lease-Back Transaction”), unless the proceeds of any such sale are at least equal to the fair value, as determined by our board of directors, of such property and either:

1)	we or such Restricted Subsidiary would be entitled to incur, assume or guarantee Debt secured by a mortgage on the Principal Property to be leased without equally and ratably securing the Notes; or

2)	we apply an amount equal to the fair value of the property so leased to the retirement, within 90 days of the effective date of any such Sale and Lease-Back Transaction, of our long-term indebtedness which ranks prior to or on par with the Notes.

Sale and Lease-Back Transactions do not include arrangements with governmental bodies entered into for the purpose of financing the purchase price or the cost of constructing or improving the property subject thereto.

(b) Notwithstanding the provisions of the preceding paragraph (a), we or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction which would not be permitted under the immediately preceding paragraph if the amount of the Attributable Debt in respect of such Sale and Lease-Back Transaction, together with:

1)	all of our Debt and Debt of our Restricted Subsidiaries secured by a Mortgage on Principal Property or shares of stock of any Restricted Subsidiary and not permitted under paragraph (a) of the covenant described under “—Limitations on Liens”; and

2)	all other Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions permitted because we would be entitled to incur, assume or guarantee Debt secured by a Mortgage on the Principal Property to be leased without equally and ratably securing the Notes and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (2) of the immediately preceding paragraph (a));

does not at the time exceed 10% of Consolidated Net Tangible Assets.

Change of Control Repurchase Event. If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the Notes as described above, we will make an offer to each holder of Notes to repurchase all or any part (in multiples of $1,000 principal amount) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

1)	accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

3)	deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by us.

The paying agent will promptly mail to each holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase our Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another person or group may be uncertain.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any Person, as defined in the Indenture, unless:

1)	the successor Person shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and premium, if any, and interest on all the debt securities issued under the Indenture, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation, and

2)	the successor Person shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

Modification

The Indenture and the rights of holders of debt securities thereunder may be modified by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of all debt securities under the Indenture then outstanding and affected thereby; provided, however, that no such modification shall extend the fixed maturity of any debt security issued thereunder, or reduce the principal amount thereof or any premium thereon or the amount of any sinking fund payment, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the percentage required for modification, without the consent of the holder of each debt security so affected.

The Indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities issued thereunder to:

1)	evidence the assumption by a successor corporation of our obligations,

2)	add covenants for the protection of the holders of debt securities,

3)	cure any ambiguity or correct any inconsistency in the Indenture,

4)	establish the form or terms of any debt securities to be issued under the Indenture,

5)	modify or amend the Indenture to permit the qualification of indentures supplemental thereto, and

6)	provide for the issuance under the Indenture of debt securities in coupon form exchangeable with debt securities issued under the Indenture.

Events of Default and Remedies

The following events will be “Events of Default” with respect to the Notes:

1)	failure to pay interest or a sinking fund installment, if any, on the Notes for 30 days or to pay the principal of or premium, if any, on the Notes when due, whether at maturity, upon redemption, by declaration or otherwise;

2)	failure to perform any other covenants in the Indenture for 60 days after notice; and

3)	certain events of bankruptcy, insolvency or reorganization.

If an Event of Default described under (a) in the preceding paragraph shall have occurred and is continuing with respect to the Notes, unless the principal of all the Notes shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal amount of all Notes immediately due and payable. If an Event of Default described under (b) or (c) in the preceding paragraph shall have occurred and is continuing, unless the principal amount of all debt securities issued under the Indenture shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of all the debt securities then outstanding under the Indenture may declare the principal amount of all the debt securities then outstanding under the Indenture immediately due and payable.

The Indenture provides that the trustee shall, within 90 days after the occurrence of a default with respect to the debt securities issued under the Indenture, give to the holders of the debt securities notice of all uncured defaults; provided, however, that, except in the case of default in the payment of principal of or premium, if any, or interest or the making of any sinking fund payment on any of the debt securities, the trustee shall be protected in withholding such notice if it in good faith determines that it is in the interest of the holders of the debt securities.

Any event of default with respect to the debt securities issued under the Indenture may be waived by the holders of a majority in aggregate principal amount of the debt securities (or applicable series of debt securities) Outstanding (as defined in the Indenture), except in the event of a failure to pay principal of, premium, if any, or interest on any debt securities.

The Indenture includes a covenant that we file with the trustee annually a certificate of no default or specifying that a default has occurred.

Concerning the Trustee

JPMorgan Chase Bank, N.A. is the trustee under the Indenture and for certain of our outstanding senior debt securities. JPMorgan Chase Bank, N.A. has, and certain of its affiliates may from time to time have, banking relationships with us and certain of our affiliates.

The trustee under the Indenture may from time to time make loans to us and perform other services for us in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act,” upon the occurrence of a default under an indenture, if the trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, a trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

Governing Law

The Indenture and the Original Notes are governed by, and the New Notes will be governed by, the laws of the State of New York.

Global Notes and Book-Entry System

The New Notes initially will be represented by one or more new notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive New Notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of New Notes in certificated form.

Depository Procedures

Set forth below is a description of DTC and its operations and procedures. These operations and procedures are solely within the control of DTC and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact DTC or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by us with portions of the principal amount of the Global Notes; and

2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the trustee will treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all other purposes. Consequently, none of Olin, the trustee or any agent of Olin or the trustee has or will have any responsibility or liability for:

1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Olin. Neither Olin nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Olin and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the New Notes, DTC reserves the right to exchange the Global Notes for legend New Notes in certificated form and to distribute such New Notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Olin, the trustee or any of their respective agents will have any responsibility for the performance by DTC or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

3)	there has occurred and is continuing a default or event of default with respect to the New Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Transfer Restrictions.”

Same Day Settlement and Payment

We will make payments in respect of the New Notes represented by the Global Notes (including principal, interest and premium) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The New Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

U.S. FEDERAL INCOME TAX CONSEQUENCES

General

This section summarizes the material U.S. Federal income tax consequences to holders associated with an exchange of Original Notes for New Notes. However, the discussion is limited in the following ways:

•	This discussion only covers you if you purchased Original Notes in the initial offering and you exchange such Original Notes for New Notes pursuant to the exchange offer.

•	This discussion only covers you if you have always held your Original Notes, and will only hold New Notes received pursuant to the exchange offer, as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of Original Notes or New Notes. We suggest that you consult your tax advisor about the consequences of holding Original Notes or New Notes in your particular situation.

•	The discussion is based on current U.S. Federal tax law. Changes in the law may change the tax treatment of the Original Notes or New Notes.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not apply to you if you are a “Non-U.S. Holder”, as defined below, of notes and you (a) own 10% or more of our voting stock, (b) are a “controlled foreign corporation” with respect to us, or (c) are a bank making a loan in the ordinary course of its business.

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of the exchange offer or owning the New Notes. As a result, the IRS could disagree with any portion of this discussion.

IF YOU ARE CONSIDERING EXCHANGING ORIGINAL NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF SUCH AN EXCHANGE AND HOLDING THE NEW NOTES IN YOUR PARTICULAR SITUATION.

For purposes of this summary, a “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (Federal or state); or

•	an estate or trust whose world-wide income is subject to U.S. Federal income tax.

If a partnership holds Original Notes or New Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Original Notes or New Notes, we suggest that you consult your tax advisor.

For purposes of this summary, a “Non-U.S. Holder” is:

•	an individual that is a nonresident alien;

•	a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes that was created under non-U.S. law (Federal or state); or

•	an estate or trust that is not taxable in the U.S. on its worldwide income.

Exchange Offer

The consummation of the exchange offer will not be a taxable event for U.S. Federal income tax purposes. Accordingly, holders will not recognize any income, gain or loss in connection with an exchange of Original Notes for New Notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the New Notes as it had in the Original Notes, as measured immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and for a period of not less than 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until             , 2007 all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and to indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the New Notes will be passed upon by Cravath, Swaine & Moore LLP, New York, New York, who will rely on the opinion of Hunton & Williams LLP, Richmond, Virginia, as to all matters of Virginia law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005, consolidated financial statements refers to Olin Corporation’s adoption of the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143) in 2003 and the provisions of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of SFAS No. 143 in 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Registrants Incorporated in Virginia

Under Virginia law, to the extent provided in the articles of incorporation or an amendment to the by-laws approved by shareholders, a corporation may eliminate a director’s or an officer’s personal liability for monetary damages in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders, except for liability resulting from such director’s or officer’s willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

The Olin by-laws provide that the directors and officers shall not be liable for monetary damages to Olin or its shareholders with respect to any transaction, occurrence or course of conduct, except for liability resulting from such director’s or officer’s wilful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Under Virginia law, a corporation may indemnify any person made a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if he acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, except that a corporation may not indemnify a director or officer if either:

•	the director or officer has been adjudged to be liable to the corporation; or

•	in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The Olin amended by-laws provide that Olin shall indemnify any director, officer or employee of Olin, or any person who, at the request of Olin, serves or has served in any such capacity with another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, in each case against any and all liability and reasonable expense that may be incurred by him in connection with or resulting from any claim, action or proceeding (whether brought in the right of Olin or any such other corporation, entity, plan or otherwise), civil or criminal, in which he may become involved, as a party or otherwise, by reason of his being or having been a director, officer or employee of Olin, or such other corporation, entity or plan while serving at the request of Olin, whether or not he continues to be such at the time such liability or expense shall have been incurred, unless such person engaged in willful misconduct or a knowing violation of the criminal law.

Virginia law provides that any indemnification for a director or officer, unless ordered by a court, is subject to a determination that the director or officer has met the applicable standard of conduct. The determination will be made by either:

•	a majority vote of a quorum of the directors who are not parties to such proceeding;

•	if there is not a quorum of such directors, by majority vote of a committee, consisting of two or more directors who are not parties to such proceeding, duly designated by the directors;

•	by special legal counsel; or

•	by the shareholders.

The Olin by-laws provide that any indemnification of a director, officer or employee shall be made unless: the board of directors, acting by a majority vote of those directors who were directors at the time of the occurrence giving rise to the claim for indemnification and who are not at the time parties to such claim (provided that there are at least five such directors), finds that the person seeking indemnification has not met the standards of conduct set forth in the Olin by-laws; or if there are not five such directors, Olin’s principal Virginia legal counsel, as last designated by the board of directors before the occurrence of the event giving rise to the claim for indemnification, or in the event such Virginia legal counsel is unwilling to serve, then Virginia legal counsel mutually acceptable to Olin and the person seeking indemnification, delivers to Olin its written legal advice that, in such counsel’s opinion, the person seeking indemnification has not met the standards of conduct set.

Under Virginia law, a corporation may advance expenses before the final disposition of a proceeding if:

•	the director or officer furnishes a written statement of his good faith belief that he has met the proper standard of conduct;

•	he undertakes to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification; and

•	determination made on the facts then known would not preclude indemnification.

Under Virginia law, to the extent that a director or officer has been successful on the merits or otherwise in defense of the proceeding, the director or officer must be indemnified against reasonable expenses incurred by him in connection with that proceeding.

Under the Olin by-laws, Olin shall advance expenses incurred by a director, officer or employee prior to the final disposition of the proceeding if the director, officer or employee furnishes to Olin an undertaking to repay the amount of the expenses advanced in the event it is ultimately determined that he is not entitled to indemnification under the Olin by-laws. The Olin by-laws do not require that the director, officer or employee furnish any security for such undertaking and provide that such undertaking shall be accepted without reference to the director’s, officer’s or employee’s ability to make repayment. Olin may refrain from, or suspend, payment of expenses if the Olin board of directors or Virginia legal counsel determines that the director, officer or employee has not met the standards of conduct set forth in the Olin by-laws.

Virginia law gives a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, and incurred in his capacity as a director or officer, whether or not the corporation would have the power to indemnify the director or officer against this liability under Virginia law.

Item 21.	Exhibits and Financial Statement Schedules.

Reference is made to the Exhibit Index following the signature pages hereto which Exhibit Index is incorporated by reference into this Item 21.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission purchase to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purchase of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on December 11, 2006.

OLIN CORPORATION

By:	/s/ Joseph D. Rupp
Name: Joseph D. Rupp
Title: Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 11, 2006 by the following persons in the capacities indicated.

Signature	Title

/s/ Joseph D. Rupp Joseph D. Rupp	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ John E. Fischer John E. Fischer	Vice President and Chief Financial Officer (Principal Financial Officer)

* Todd A. Slater	Vice President and Controller (Principal Accounting Officer)

* Randall W. Larrimore	Director

* Anthony W. Ruggiero	Director

* Donald W. Bogus	Director

* C. Robert Bunch	Director

* Virginia A. Kamsky	Director

* John M. B. O’Connor	Director

* Richard M. Rompala	Director

Signature	Title

* Donald W. Griffin	Director

* Philip J. Schulz	Director

* By /s/ John E. Fischer John E. Fischer Attorney-in-fact for person indicated

EXHIBIT INDEX

Exhibit Number		Description

3	(a)	Olin’s Restated Articles of Incorporation as amended effective May 8, 1997—Exhibit 3(a) to Olin’s Form 10-Q for the quarter ended June 30, 2003.*

	(b)	By-laws of Olin as amended effective April 26, 2006—Exhibit 3(b) to Olin’s Form 8-K dated April 26, 2006.*

4	(a)	Articles of Amendment designating Series A Participating Cumulative Preferred Stock, par value $1 per share—Exhibit 2 to Olin’s Form 8-A dated February 21, 1996, covering Series A Participating Cumulative Preferred Stock Purchase Rights.*

	(b)	Form of Senior Debt Indenture between Olin and Chemical Bank—Exhibit 4(a) to Form 8-K dated June 15, 1992; Supplemental Indenture dated as of March 18, 1994 between Olin and Chemical Bank—Exhibit 4(c) to Registration Statement No. 33-52771 and Second Supplemental Indenture dated as of December 11, 2001 between Olin and JPMorgan Chase Bank, formerly known as Chemical Bank—Exhibit 4 to Form 8-K dated December 20, 2001.*

	(c)	Credit Agreement dated as of July 30, 2004 among Olin and the banks named therein—Exhibit 4(d) to Olin’s Form 10-Q for the quarter ended June 30, 2004.*

	(d)	9.125% Senior Note Due 2011—Exhibit 4(f) to Olin’s Form 10-K for 2001.*

	(e)	Indenture between Olin and JPMorgan Chase Bank, N.A. dated as of June 26, 2006—Exhibit 4.1 to Olin’s Form 8-K dated June 26, 2006.*

	(f)	6.75% Senior Note Due 2016—Exhibit 4.1 to Olin’s Form 8-K dated July 28, 2006.*

	(g)	First Supplemental Indenture between Olin and JPMorgan Chase Bank, N.A. dated July 28, 2006—Exhibit 4.2 to Olin’s Form 8-K dated July 28, 2006.*

	(h)	Registration Rights Agreement among Olin, Banc of America Securities LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC dated July 28, 2006—Exhibit 4.3 to Olin’s Form 8-K dated July 28, 2006.*

5.1	(a)	Opinion of Hunton & Williams LLP.*

	(b)	Opinion of Cravath, Swaine & Moore LLP.*

10	(a)	1988 Stock Option Plan for Key Employees of Olin Corporation and Subsidiaries as amended through January 30, 2003—Exhibit 10(a) to Olin’s Form 10-K for 2002.*

	(b)	Employee Deferral Plan as amended and restated effective as of January 30, 2003—Exhibit 10(b) to Olin’s Form 10-K for 2002.*

	(c)	Amendment to Employee Deferral Plan effective January 1, 2005—Exhibit 10(b)(1) to Olin’s Form 10-K for 2005.*

	(d)	Olin Senior Executive Pension Plan amended as of July 27, 2000 and as amended by resolutions adopted on May 27, 2005—Exhibit 10(d) to Olin’s Form 10-Q for the quarter ended September 30, 2000 and Exhibit 10.2 to Olin’s Form 8-K dated May 31, 2005, respectively.*

	(e)	Amendment to Olin Senior Executive Pension Plan effective May 27, 2005 —Exhibit 10(c)(1) to Olin’s Form 10-K for 2005.*

	(f)	Olin Supplemental Contributing Employee Ownership Plan as amended and restated effective January 1, 2005 and as amended by resolutions adopted on May 27, 2005-Exhibit 10(d) to Olin’s Form 10-Q for the quarter ended March 31, 2005 and Exhibit 10.2 to Olin’s Form 8-K dated May 31, 2005, respectively.*

Exhibit Number		Description

	(g)	Amendment to Olin Supplemental Contributing Employee Ownership Plan effective May 27, 2005 —Exhibit 10(d)(1) to Olin’s Form 10-K for 2005.*

	(h)	Olin Corporation Key Executive Life Insurance Program—Exhibit 10(e) to Olin’s Form 10-K for 2002.*

	(i)	Form of executive agreement between Olin and certain executive officers dated November 1, 2002—Exhibit 10(f) to Olin’s Form 10-K for 2002.*

	(j)	Form of Notice of Intention to Terminate Executive Agreements with certain executives—Exhibit 10.1 to Olin’s Form 8-K dated August 3, 2005.*

	(k)	Form of executive agreement between Olin and certain executive officers-Exhibit 99.1 to Olin’s Form 8-K dated January 28, 2005.*

	(l)	Form of executive change-in-control agreement between Olin and certain executive officers-Exhibit 99.2 to Olin’s Form 8-K dated January 28, 2005.*

	(m)	Olin 1991 Long Term Incentive Plan, as amended through January 30, 2003—Exhibit 10(g) to Olin’s Form 10-K for 2002.*

	(n)	Amended and Restated 1997 Stock Plan for Non-Employee Directors as amended effective January 27, 2006 —Exhibit 10(k) to Olin’s Form 10-K for 2005.*

	(o)	Olin Senior Management Incentive Compensation Plan, as amended through January 26, 2005—Appendix B to Olin’s 2005 Proxy Statement dated March 15, 2005.*

	(p)	Amendment to Olin Senior Management Incentive Compensation Plan effective January 1, 2005 —Exhibit 10(l)(1) to Olin’s Form 10-K for 2005.*

	(q)	Description of Restricted Stock Unit Awards granted under the 2000 Long Term Incentive Plan—Exhibit 10(m) to Olin’s Form 10-K for 2001.*

	(r)	Description of Restricted Stock Unit Awards granted under the 2003 Long Term Incentive Plan—Exhibit 10(m) to Olin’s Form 10-K for 2004.*

	(s)	1996 Stock Option Plan for Key Employees of Olin Corporation and Subsidiaries as amended as of January 30, 2003—Exhibit 10(l) to Olin’s Form 10-K for 2002.*

	(t)	Olin Supplementary and Deferral Benefit Pension Plan restated as of February 8, 1999—Exhibit 10(s) to Olin’s Form l0-Q for the quarter ended March 31, 1999.*

	(u)	Olin Corporation 2000 Long Term Incentive Plan as amended through January 30, 2003—Exhibit 10(n) to Olin’s Form 10-K for 2002.*

	(v)	Olin Corporation 2003 Long Term Incentive Plan—Exhibit 10(o) to Olin’s Form 10-K for 2002.*

	(w)	Olin Corporation 2006 Long Term Incentive Plan— Appendix A to Olin’s 2006 Proxy Statement dated March 24, 2006.*

	(x)	2001 Performance Share Program—Exhibit 10(w) to Olin’s Form 10-Q for quarter ended March 31, 2001.*

	(y)	2004 Performance Share Program—Exhibit 10(s) to Olin’s Form 10-K for 2004.*

	(z)	2005 Performance Share Program—Exhibit 10(t) to Olin’s Form 10-K for 2004.*

	(aa)	2006 Performance Share Program—Exhibit 10(v) to Olin’s Form 10-K for 2005.*

Exhibit Number		Description

	(bb)	Chase Industries Inc. 1994 Long-Term Incentive Plan, as amended as of May 14, 1997 and First Amendment effective as of November 19, 1999—Exhibit 10.5 to Chase Industries Inc. Form 10-K for 1998 and Exhibit 10.7 to Chase Industries Inc. Form 10-K for 1999, respectively—SEC file No. 1-13394.*

	(cc)	Chase Industries Inc. 1997 Non-Employee Director Stock Option Plan, as amended May 26, 1998 and First Amendment effective as of November 19, 1999—Exhibit 10.6 to Chase Industries Inc. Form 10-K for 1998 and Exhibit 10.9 to Chase Industries Inc. Form 10-K for 1999, respectively—SEC file No. 1-13394.*

	(dd)	Form of Voluntary Employment Separation Agreement and Release with certain executive officers-Exhibit 10(u) to Olin’s Form 10-K for 2003.*

	(ee)	Letter Agreement with G. H. Pain dated January 29, 2004-Exhibit 10(v) to Olin’s Form 10-K for 2003.*

	(ff)	Limited Waiver of Executive Agreement Provisions with G. H. Pain—Exhibit 10(z) to Olin’s Form 10-K for 2004.*

	(gg)	Summary of Stock Option Continuation Policy—Exhibit 10(bb) to Olin’s Form 10-K for 2005.*

	(hh)	Distribution Agreement between Olin Corporation and Arch Chemicals, Inc., dated as of February 1, 1999—Exhibit 2.1 to Olin’s Form 8-K filed February 23, 1999.*

	(ii)	Partnership Agreement between Olin SunBelt, Inc. and 1997 Chloralkali Venture Inc. dated August 23, 1996—Exhibit 99.1 to Olin’s Form 8-K dated December 3, 2001.*

	(jj)	Amendment to Partnership Agreement between Olin SunBelt, Inc. and 1997 Chloralkali Venture Inc. dated December 23, 1997—Exhibit 99.2 to Olin’s Form 8-K dated December 3, 2001.*

	(kk)	Amendment to Partnership Agreement between Olin SunBelt, Inc. and 1997 Chloralkali Venture Inc. dated December 23, 1997—Exhibit 99.3 to Olin’s Form 8-K dated December 3, 2001.*

	(ll)	Amendment to Partnership Agreement between Olin SunBelt, Inc. and 1997 Chloralkali Venture Inc. dated April 30, 1998—Exhibit 99.4 to Olin’s Form 8-K dated December 3, 2001.*

	(mm)	Amendment to Partnership Agreement between Olin SunBelt, Inc. and 1997 Chloralkali Venture Inc. dated January 1, 2003—Exhibit 10(aa) to Olin’s Form 10-K for 2002.*

	(nn)	Note Purchase Agreement dated December 22, 1997 between the SunBelt Chlor Alkali Partnership and the Purchasers named therein—Exhibit 99.5 to Olin’s Form 8-K dated December 3, 2001.*

	(oo)	Guarantee Agreement dated December 22, 1997 between Olin and the Purchasers named therein—Exhibit 99.6 to Olin’s Form 8-K dated December 3, 2001.*

	(pp)	Subordination Agreement dated December 22, 1997 between Olin and the Subordinated Parties named therein—Exhibit 99.7 to Olin’s Form 8-K dated December 3, 2001.*

	(qq)	Amendment to the Olin Senior Executive Pension Plan, adopted on September 14, 2006.*

	(rr)	Amendment to the Olin Supplementary and Deferral Benefit Pension Plan, adopted on September 14, 2006.

11		Computation of Per Share Earnings (included in Footnote 4 to Condensed Financial Statements) in Olin’s Form 10-Q for the quarter ended June 30, 2006.*

Exhibit Number		Description

12		Computation of Ratio of Earnings to Fixed Charges (unaudited)—Exhibit 12 to Olin’s Form 10-Q for the quarter ended June 30, 2006.*

21		List of Subsidiaries—Exhibit 21 to Olin’s Form 10-K for 2005.*

23.1		Consent of KPMG LLP.

23.2	(a)	Consent of Hunton & Williams LLP (included in Exhibit 5.1).*

	(b)	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).*

24.1		Power of Attorney (included on signature page).

25		Form T-1 Statement of Eligibility for Trustee under Indenture.

99.1		Form of Letter of Transmittal.*

*	Previously filed as indicated and incorporated herein by reference. Exhibits incorporated by reference are located in SEC file No. 1-1070 unless otherwise indicated.